GALATA ACQUISITION CORP. II

818 18th Avenue South,
Suite 925
Nashville, Tennessee 37203

September 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Franklin Wyman

Sasha Parikh

Lauren Sprague Hamill

Joe McCann

Re:	Galata Acquisition Corp. II
Registration Statement on Form S-1
Initially Filed August 26, 2025, as amended File No. 333-289853

Dear Mr. Wyman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galata Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, September 18, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Craig Perry
Craig Perry
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP